                                                --------------------------------
                                                / OMB APPROVAL                 /
                                                --------------------------------
                                                / OMB Number:   3235-0145      /
                                                / Expires:  October 31, 1997   /
                                                / Estimated average burden     /
                                                / hours per response.... 14.90 /
                                                 -------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             --------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 1)/1/



                      Audio Communications Network, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  0506E 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

        Mitchell Kleinhandler                     Stanley E. Bloch, Esq.
       Suncom Communications L.L.C.              Baer Marks & Upham LLP
          4059 Yancey Road                          805 Third Avenue
      Charlotte, North Carolina 28217           New York, New York 10022
           (704) 523-4893                            (212) 702-5700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
                                and Communications)

                                 June 5, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 6 pages)


--------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0506E 10 6                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Suncom Communications L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                   Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       2,697,986

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      2,697,986

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                          2,697,986


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  59.9%
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*             OO
14

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
 CUSIP No. 0506E 10 6                                         Page 3 of 6 Pages
----------------------                                      --------------------

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (the "Amendment") to the Schedule 13D originally filed (the
                      ---------
"Original Schedule 13D") by Suncom Communications L.L.C. (the "Reporting
----------------------                                         ---------
Person") with the Securities and Exchange Commission (the "SEC") on January 15,
                                                           ---
1998, relates to the common stock, par value $0.25 per share (the "Common
                                                                   ------
Stock"), of Audio Communications Network, Inc. (the "Issuer").
                                                     ------

     Terms used in the Amendment, unless otherwise defined, shall have the meanings set forth in the Original Schedule 13D.


ITEM 4.        PURPOSE OF TRANSACTION

     The following paragraphs shall be added prior to the final paragraph of
Item 4 of the report:

     "On June 5, 1998, the Issuer entered into an Agreement and Plan of Merger ("Merger Agreement") with DMA Holdings, Inc. ("DMA"), a Delaware corporation, and Diverse Media Acquisitions, Inc., a Florida corporation ("Diverse Media") and wholly owned subsidiary of DMA. Pursuant to the Merger Agreement, a copy of which is attached hereto as Exhibit E, and subject to the conditions set forth therein, Diverse Media will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). At the time the Merger becomes effective, each issued and outstanding share of Common Stock will be converted into the right to receive $6.40 per share, net, in cash.

     In connection with the Merger Agreement, the Reporting Person and DMA entered into a Stock Option Agreement, dated as of June 5, 1998 (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit F, pursuant to which the Reporting Person granted DMA an option to purchase from the Reporting Person up to 2,697,986 shares of Common Stock (the "DMA Option Shares") of Issuer at $6.40 per share (the "DMA Option")."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Paragraph (a) of Item 5 shall be deleted in its entirety and replaced with the following: "The Reporting Person is the record owner of 2,697,986 shares of Common Stock, representing approximately 59.9% of the total number of shares of Common Stock outstanding (based upon the Issuer's Quarterly Report on Form 10-QSB for the period ended March 31, 1998). This number excludes 1,000,000 shares of Common Stock issuable upon exercise of the Option held by the Reporting Person (referred to in the Original Schedule 13D), which is not currently exercisable. See Item 4.

     Because the DMA Option is exercisable within 60 days hereof, DMA is deemed to be the beneficial owner of 2,697,986 shares of Common Stock, representing approximately 59.9% of the total number of shares of the Common Stock outstanding."

----------------------                                      --------------------
 CUSIP No. 0506E 10 6                                         Page 4 of 6 Pages
----------------------                                      --------------------

     The following paragraph shall be added following paragraph (b) of Item 5 of the report: "DMA currently holds a proxy with regard to the DMA Option Shares to vote on certain issues, and the Reporting Person has agreed to limitations on its power to dispose of the DMA Option Shares (See Item 6); however DMA does not otherwise have or share voting or dispositive power with respect to the DMA Option Shares."

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following paragraphs shall be added prior to the final paragraph of
Item 6:

     "Pursuant to the Stock Option Agreement the Reporting Person has agreed not to (a) sell, pledge or otherwise dispose of any of its shares of Common Stock,
(b) deposit its shares of Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such shares or grant any proxy with respect thereto or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Common Stock.

     Pursuant to the Stock Option Agreement, the Reporting Person granted to DMA a proxy (the "Proxy") which grants DMA the power to vote the DMA Option Shares
(a) in favor of the adoption of the Merger Agreement and the approval of the Merger and other transactions contemplated by the Merger Agreement, (b) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer and any person or entity (other than the Merger) or any action or agreement which would result, or could result, in a breach of any covenant, representation, warranty or any other obligation of the Issuer under the Merger Agreement and (c) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement, all as more fully described in, and under the circumstances set forth in, the Stock Option Agreement.

     The Proxy is exercisable during and for the term of the DMA Option or, following termination of the Merger Agreement, during such periods as the DMA Option is exercisable.

     Pursuant to the Merger Agreement the Reporting Person has agreed to use its reasonable best efforts to cause the Option held by the Reporting Person to be cancelled.

     Approximately 400,000 shares of the Company's Common Stock owned by the Reporting Person are currently pledged to A.J. Schell (the "Pledge") in connection with obligations of Issuer to Mr. Schell in connection with the transactions

--------------------------                                 -------------------
CUSIP No. 0506E 10 6                                        Page 5 of 6 Pages
--------------------------                                 -------------------

consummated pursuant to the Asset Purchase Agreement. Pursuant to the Merger Agreement, the Issuer has agreed to use its reasonable best efforts to secure the release of the aforementioned shares from the Pledge."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    *Exhibit E - Agreement and Plan of Merger, dated as of June 5, 1998, among DMA Holdings, Inc., Diverse Media Acquisitions, Inc. and Audio Communications Network, Inc.

     Exhibit F - Stockholders Stock Option Agreement, dated as of June 5, 1998, between DMA Holdings, Inc. and Suncom Communications L.L.C.

--------------------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K dated June 23, 1998.

--------------------------                                 -------------------
CUSIP No. 0506E 10 6                                        Page 6 of 6 Pages
--------------------------                                 -------------------

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


Dated:   June 23, 1998


                              SUNCOM COMMUNICATIONS L.L.C.


                              By:   Suncom Management L.L.C.


                              By:   Global Communications, L.L.C.



                              By: /s/ Mitchell Kleinhandler
                                 ------------------------------------
                                 Mitchell Kleinhandler,
                                 President and Managing Member

Dated:   June 23, 1998


                              By:   Creative Media Music Enterprises, L.L.C.



                              By: /s/ David Unger
                                 ------------------------------------
                                 David Unger, Managing Member